

March 3, 2021

Phyllis W. Newhouse
Chief Executive Officer
Athena Technology Acquisition Corp.
125 Townpark Drive, Suite 300
Kennesaw, GA 30144

> **Re: Athena Technology Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 23, 2021**
> **File No. 333-252812**

Dear Ms. Newhouse:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 12, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1

Summary
Transfer restrictions on founder shares, page 20

1. Please revise throughout your filing to clarify the transfer restrictions on the founder shares set forth in the agreement with your initial stockholders. For example, we note that the disclosure on page 20 regarding such restrictions is not consistent with the disclosure on page 120. Similarly, it does not appear that the disclosure on page 20 is consistent with the transfer restrictions set forth in the form of letter agreement filed as Exhibit 10.1.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Tamar Donikyan